SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Net Income of R$354mm in 2Q09
Operating income totals R$90mm, with a margin of 6.5%

São Paulo, August 11, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2009 (2Q09). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2008 (2Q08) and first quarter of 2009 (1Q09). The definitions of financial and airline industry terms used in this release are available in the “glossary” section at the end of this document.

IR Contacts

Email: ri@golnaweb.com.br
Site: www.voegol.com.br/ir
Tel: +55 (11) 2128-4700

Leonardo Pereira
Chief Financial and Investor
Relations Officer

Rodrigo Alves
Head of Investor Relations

Guilherme Lima
Investor Relations

Raquel Kim
Investor Relations

2Q09 Earnings
Results Webcast

Wednesday
August 12, 2009

English
10:00 a.m. (US EST)
11:00 a.m. (Brasília)
Tel.: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: GOL
Live Webcast:
www.voegol.com.br/ir

Portuguese
11:30 a.m. (US EST)
12:30 a.m. (Brasília)
Tel.: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: 20966854
Live Webcast:
www.voegol.com.br/ri

Operating and Financial Highlights

GOL’s 2Q09 operating result (EBIT) was positive and totaled R$89.9mm, with an operating margin of 6.5% ,versus a operating loss of R$295.3mm and a negative margin of 20.2% in 2Q08 and totaled R$105.1mm with a margin of 6.9% in 1Q09. Despite the second quarter is the less favorable of the year due seazonality, the Company achieved positive operating result for the fourth consecutive quarter.

EBITDAR margin stood at 18.6% (R$258.8mm) , versus a negative 7.8% in 2Q08 (a negative EBITDAR of R$114.4mm) and a positive margin of 23.7% (R$359.3mm) in 1Q09.

GOL posted a 2Q09 net income of R$353.7mm, with a net margin of 25.4%, versus a net loss of R$166.5mm in 2Q08 and net income of R$61.4mm in 1Q09.

Operating costs and expenses totaled R$1,304.1mm in 2Q09, 25.9% down on 2Q08, due to: (i) the operating synergies, thanks to the merger of GOL and VRG’s operations as of 4Q08, especially in the sales & advertising and maintenance, materials & repairs lines, (ii) the reduction in the average jet fuel price, partially offset by the period exchange devaluation. In comparison with 1Q09, operating costs and expenses fell by 7.6%, thanks to the average Dollar devaluation against to the Real of 10.3% and also by the capture of operational synergies.

On June 30, GOL entered into a partnership with Bradesco and Banco do Brasil for the issue and management of co-branded credit cards, enabling the banks to issue credit cards under the SMILES brand. As part of the agreement, GOL will receive around R$255.0mm (R$104mm of which already received in June 2009) from the sales of SMILES miles to the two institutions, the banks’ right to access and use its database and a share in the revenue generated by the cards.

Highlights(R$MM)	2Q09	2Q08	Chg.%	1Q09	%Chg.
Net Revenue	1,394.0	1,464.9	-4.8%	1,517.0	-8.1%
Operating Expenses	(1,304.1)	(1,760.1)	-25.9%	(1,411.9)	-7.6%
Operating Income (EBIT)	89.9	(295.3)	nm	105.1	-14.4%
Operating Margin	6.5%	-20.2%	+26.6 pp	6.9%	-0.5 pp
EBITDAR	258.8	(114.4)	nm	359.3	-28.0%
EBITDAR Margin	18.6%	-7.8%	+26.4 pp	23.7%	-5.1 pp
Net Income	353.7	(166.5)	nm	61.4	475.7%

GOL’s cash and cash equivalents closed 2Q09 at R$613.7mm, on-schedule for the end-of-year target of at least R$800.0mm.

GOL is continuing to restructure its cash and cash equivalents, which totaled R$613.7 mm in 2Q09, 55.5% up on the R$394.6mm recorded in the previous quarter. The Company intends to achieve a balance of at least R$800mm by the end of 2009 and R$1.2 billion by the close of 2010, representing approximately 13% and 19%, respectively, of last-12-month net revenue. The increase was due to a series of initiatives implemented by the Company with this in mind, including the capital increase announced in March 2009 and completed during the second quarter, the debenture issue and the partnership involving the co-branded SMILES cards.

In line with its strategy of combining the renovation of its fleet with the disciplined growth of its seat supply, GOL concluded the following operating agreements and initiatives:

•	Agreement with Boeing to reschedule the delivery of 20 Boeing 737 Next Generation aircraft from between 2010 and 2012 to between 2010 and 2014.

•	Sub-leasing of two 737-800s to a European airline, with return scheduled for October 2009.

•	Replacement of a 767-300 with a 737-800 in April, leaving six wide-body aircraft currently out of commission, two of which are currently under sub- leasing negotiations (sub-lease and wet-lease).

•	Delivery of three 737-800NG’s (two of which SFPs) as part of the 737-700 and 737-800 fleet standardization, which aims to replace all remaining 737-300s in 2009.

As a result of the above, GOL closed the quarter with an operational fleet of 110 operational aircraft and a total fleet of 124 aircraft comparing to 107 and 120 in 1Q09, respectively. The Company estimates to reach the end of 2009 with 108 aircraft in its operating fleet.

The code share agreements with American Airlines and Air France-KLM will generate value for GOL clients, who will be able to exchange their SMILES miles for trips to various destinations around the world.

During the quarter, GOL signed two important code share agreements, the first with AirFrance-KLM in April and the second with American Airlines in July. The agreements are part of GOL’s strategy of seeking partnerships with the most important airlines in the long-haul segment, thereby generating more value for its clients, who can use their SMILES miles to travel to the most varied destinations around the world, while at the same time encouraging clients of the partner companies to fly with GOL.

In April, GOL strenghtened its e-commerce platform by introducing car rental and insurance sales with GOL ticket purchase, creating new opportunities of sales and ancillary revenue.

Also in April, the Company launched Gollog Express, a new GOLLOG product line designed to meet growing demand in the express cargo market, offering door-to-door deliveries with previously defined deadlines. Express delivery services are currently experiencing the largest growth rates in the cargo transport segment.

Management Comments

GOL’s 2Q09 performance reflects its strategic focus on generating consistent operating results, based on a differentiated value proposition for its clients, in turn based on high frequencies on routes between the main domestic airports, underpinned by punctuality and regularity, and a modern standardized fleet of Boeing 737s.

The exemplary quality of GOL’s services is complemented by the benefits of SMILES, Latin America’s biggest loyalty program with more than 6.2mm clients, which is currently being revitalized, and of VOEFACIL, virtual credit card that boost sales to passengers who are not credit card holders. GOL also has one of the most extensive e-commerce platforms in Brazil, which recently began offering such ancillary products as insurance and car rentals in addition to its ticket sales.

First-half results show that GOL’s strategic plan is on-target.

The Company’s first-half performance still reflected the successful consolidation of GOL’s and VARIG’s assets at the end of 2008, resulting in better service quality, improved revenue and cost management. One important indicator of these activities was the generation of positive operational cash flow for the fourth successive quarter and GOL’s confirmation among those airlines with the lowest operating costs in the world.

In the coming quarters, the Company will keep the challenge of continuously improve quality, punctuality and regularity, reducing operating costs and manage capacity while at the same time raising the aircraft utilization rate as much as possible. That will assure a solid improve of the quality of its operating results and financial indicators.

Operating Performance

Industry

In the second-quarter and first-half of 2009, domestic flight demand in the Brazilian market, measured by revenue passenger kilometers (domestic RPK) increased by 1.8% and 3.1%, respectively, over the same periods last year.

Despite this statistical growth, however, the Company believes that real demand growth remained flat in the first six months, due to the increased of low-fare seats supply and introductory fares by new entrants during the semester. The expected GOL’s annual growth for 2009 of between 2% and 4%, should only take place in the second half, when yields should remain stable yields, perhaps even falling slightly below the 2008 average.

Domestic-market supply in 2Q09, measured by available seat kilometers (domestic ASK) increased by 10.3% over 2Q08, representing an average load factor of 62.5% .

In the international market, demand and supply increased 0.2% and 3.7% respectively, leading to a load factor of 65.5%, while in consolidated terms, demand in the Brazilian market increased by 1.4% and supply climbed by 8.4%, with a load factor of 63.3% in 2Q09.

Historically, the second quarter is seasonally unfavorable for the Brazilian airline industry since it is the only one without a vacation and tourism high season, being dominated by business passengers.

GOL

GOL’s domestic RPK fell 8.8% year-over-year in 2Q09, chiefly due to: (i) improved yield management; (ii) the unification of the route network; (iii) the reduction in the average aircraft utilization rate; and (iv) lower GDP growth rate during the first half of 2009.

Domestic demand moved up by 1.1% over 1Q09, as a result of the increasing penetration of the business segment due to the SMILES program and the new fare packages launched in April, which ensure a better positioning in the low season.

Second-quarter operating results were positively impacted by improved yield management following the consolidation of GOL’s and VRG’s operations in 4Q08.

In the international market, demand fell by 47.9% over 2Q08 mainly due to the discontinuation of long-haul routes in 3Q08. In relation to the previous quarter, RPK fell by 11.2% due to the lack of a vacation high season period (the Company’s international network is more geared towards tourism).

Consolidated RPK fell 16.0% over 2Q08 and by 0.4% over 1Q09.

The average aircraft utilization rate recorded an 11.4% year-over-year decline, from 12.8 hours/day in 2Q08 to 11.3 hours/day in 2Q09, primarily reflecting the Company’s strategic decision to: (i) manage capacity; (ii) the close of long-haul routes, which reduced ASK supply, especially in the international market, and the average stage length decrease by 8.5% over 2Q08; and (iii) the new Brazilian regulatory framework, which became effective as of March 2008, requires that aircraft remain grounded for a minimum period between arrivals and departures. In comparison with 1Q09, the average aircraft utilization rate remained flat at 11.3 hours/day.

Since June, GOL has continued to manage its operating capacity, aiming to dilute operating costs per ASK in the coming quarters and the average aircraft utilization rate began to move up, reaching 12 hours/day in June.

These factors were partially offset by the year-over-year reduction in the average fleet from 109.3 to 108.2 operational aircraft, due to the interim withdrawal of operational Boeing 767-300s that were previously used on the discontinued long-haul flights. In comparison with 1Q09, the average operational fleet edged up by 0.9%, due to the process of replacing the 737-300s with 737-800s and 737-700s.

As a result, the Company reduced its ASK by 9.8%, from R$10,677mm in 2Q08 to R$ 9,635mm in 2Q09. In comparison with 1Q09, ASK moved up by 0.9%, chiefly reflecting the increase in the average operational fleet in 1Q09.

Given this scenario, GOL’s 2Q09 load factor stood at 60.1%, 3.8 percentage points higher than the 56.3% break-even load factor reached in the same period, despite the fact that the low season is concentrated in the second quarter.

GOL´s Operating Data	2Q09	2Q08	Chg.%	1Q09	Chg.%
Revenue Passengers (000)	6,465	7,110	-9.1%	6,145	5.2%
Revenue Passengers Kilometers (RPK) (mm)	5,795	6,897	-16.0%	5,821	-0.4%
Available Seat Kilometers (ASK) (mm)	9,635	10,677	-9.8%	9,548	0.9%
Load Factor	60.1%	64.6%	-4.5 pp	61.0%	-0.8 pp
Break-Even Load Factor (BELF)	56.3%	77.6%	-21.4 pp	56.7%	-0.5 pp
Aircraft Utilization (Block Hours/Day)	11.3	12.8	-11.4%	11.3	0.0%

Average Fare (R$)	199	196	1.4%	233	-14.7%
Yield per Passenger Kilometer (R$ cents)*	21.51	19.43	10.7%	23.82	-9.7%
Passenger Revenue per ASK (R$ cents)	12.94	12.55	3.1%	14.52	-10.9%
Operating Revenue per ASK (RASK) (R$ cents)	14.47	13.72	5.5%	15.89	-8.9%
Operating Cost per ASK (CASK) (R$ cents)	13.53	16.49	-17.9%	14.79	-8.5%
Operating Cost, excluding fuel, per ASK (R$
cents)	9.07	9.61	-5.6%	10.12	-10.3%

Departures	67,028	68,136	-1.6%	66,224	1.2%
Average Stage Length (km)	874	956	-8.5%	877	-0.3%
Average Number of Operating Aircraft	108.2	109.3	-1.0%	107.3	0.9%
Fuel consumption (mm litters)	308	359	-14.2%	306	0.6%
Full-time equivalent employees at period end	17,195	16,567	3.8%	16,799	2.4%

Average Exchange Rate (1)	2.08	1.65	25.8%	2.32	-10.3%
End of period Exchange Rate (1)	1.95	1.60	22.0%	2.32	-15.7%
Inflation (IGP-M) (2)	-0.3%	4.3%	-4.6 pp	-0.9%	+0.6 pp
Inflation (IPCA) (3)	1.3%	2.1%	-0.8 pp	1.2%	+0.1 pp
WTI (avg. per barrel, US$) (4)	59.69	123.80	-51.8%	43.18	38.2%
Gulf Coast Jet Fuel Cost (average per liter,
US$) (4)	0.41	0.96	-57.1%	0.35	17.0%

Sources: (1)Brazilian Central Bank (2)FGV (3)IBGE (4)Bloomberg
* includes revenue related to the recognition of expired unused tickets issued of approximate R$42mm. Excluding this effect, 2Q09 yield would have come to 20.63 cents (R$).

Net Revenue

Net revenue totaled R$1,394.0mm in 2Q09, 4.8% down on the R$1,464.9mm recorded in 2Q08 and 8.1% lower than the R$1,517.0mm reported in 1Q09, as shown below:

Net Revenue Breakdown (R$MM)	2Q09	2Q08	Chg.%	1Q09	Chg.%
Net Revenue	1,394.0	1,464.9	-4.8%	1,517.0	-8.1%
Passenger	1,246.5	1,340.1	-7.0%	1,386.4	-10.1%
Ancillary	147.6	124.8	18.3%	130.6	13.0%

Passenger revenue fell 7.0%, from R$1,340.1mm in 2Q08 to R$1,246.5mm in 2Q09, and by 10.1% over the R$1,386.4mm registered in the previous quarter. The variation was due to network consolidation and optimization that eliminated flight overlap, and the new fare packages, as a result of of the Company‘s new pro-active yield management. In addition the Company recognized revenue of unused tickets issued during 2008 and the first half of 2009, generating accounting revenue, with no cash effect, of approximately R$42mm.

Ancillary revenue (cargo, charter and other incidental services) increased 18.3% year-over-year, accounting for 10.6% of total net revenue, primarily due to revenue growth from cargo and travel agency charters. Similarly, ancillary revenue moved up by 13.0% over the R$130.6mm reported in 1Q09.

As a result of all these factors, RASK (revenue per available seat kilometer) increased by 5.5% year-over-year, from 13.72 cents (R$) in 2Q08 to 14.47 cents (R$) in 2Q09. In comparison with the 15.89 cents (R$) recorded in 1Q09, RASK fell by 8.9%, due to seasonal factors.

Operating Costs and Expenses

GOL’s operating costs benefited from the synergies generated by the merger of GOL’s and VRG’s operations in 4Q08 and the more stable economic scenario.

Operating Expenses (R$ MM)	2Q09	2Q08	Chg.%	1Q09	Chg.%
Aircraft fuel	(429.8)	(733.6)	-41.4%	(446.1)	-3.6%
Salaries. wages and benefits	(276.7)	(246.5)	12.3%	(246.4)	12.3%
Aircraft rent	(136.4)	(142.5)	-4.3%	(217.5)	-37.3%
Aircraft Insurance	(13.0)	(13.8)	-5.8%	(18.2)	-28.3%
Sales and Marketing	(86.6)	(122.4)	-29.3%	(82.1)	5.5%
Landing Fees	(79.8)	(94.1)	-15.3%	(80.7)	-1.1%
Aircraft and Traffic Servicing	(91.3)	(109.5)	-16.6%	(86.4)	5.7%
Maintenance. Materials and Repairs	(75.8)	(139.9)	-45.8%	(123.6)	-38.7%
Depreciation and Goodwill Amortization	(32.5)	(38.3)	-15.3%	(36.7)	-11.5%
Other Operating Expenses	(82.2)	(119.3)	-31.1%	(74.3)	10.6%
Total Operating Expenses	(1,304.1)	(1,760.1)	-25.9%	(1,411.9)	-7.6%
Total Op. Expenses Ex. Fuel Expenses	(874.3)	(1,026.5)	-14.8%	(965.9)	-9.5%

Operating costs and expenses totaled R$1,304.1mm in 2Q09, 25.9% and 7.6% down on 2Q08 and 1Q09, respectively, due to: (i) operational synergies from the merger of GOL’s and VRG’s operations; (ii) the more favorable scenario for those variables outside the Company’s control (exchange rate and jet fuel); and (iii) the reduction in aircraft leasing.

Operating Expenses per ASK	2Q09	2Q08	Chg.%	1Q09	Chg.%
Aircraft fuel	(4.46)	(6.87)	-35.1%	(4.67)	-4.5%
Salaries, wages and benefits	(2.87)	(2.31)	24.4%	(2.58)	11.3%
Aircraft rent	(1.42)	(1.33)	6.1%	(2.28)	-37.8%
Aircraft Insurance	(0.14)	(0.13)	4.3%	(0.19)	-29.0%
Sales and Marketing	(0.90)	(1.15)	-21.6%	(0.86)	4.5%
Landing Fees	(0.83)	(0.88)	-6.1%	(0.84)	-2.0%
Aircraft and Traffic Servicing	(0.95)	(1.03)	-7.5%	(0.90)	4.8%
Maintenance, Materials and Repairs	(0.79)	(1.31)	-40.0%	(1.29)	-39.2%
Depreciation and Goodwill Amortization	(0.34)	(0.36)	-6.2%	(0.38)	-12.3%
Other Operating Expenses	(0.85)	(1.12)	-23.7%	(0.78)	9.6%
CASK	(13.53)	(16.49)	-17.9%	(14.79)	-8.5%
CASK Excluding Fuel Expenses	(9.07)	(9.61)	-5.6%	(10.12)	-10.3%

* Operating costs and expenses divided by ASK expressed in cents (R$) (CASK).

Operating costs per available seat-kilometer (CASK) amounted to 13.53 cents (R$) in the quarter, a 17.9% reduction over the 16.49 cents (R$) recorded in 2Q08. Besides the above mentioned factors, this reduction was lower than the total costs and was due the period decline in ASK. In comparison with 1Q09, there was a reduction of 8.5%, reflecting the interim recovery in ASK, which helped dilute costs.

Excluding fuel expenses (CASK ex-fuel), CASK totaled 9.07 cents (R$), 5.6% down on the 9.61 cents (R$) recorded in 2Q08 and 10.3% down on 1Q09, reflecting GOL’s focus on ensuring a more efficient cost structure.

Aircraft fuel costs totaled R$429.8mm in the quarter, 41.4% down on 2Q08, due to: (i) the 51.8% period decrease in average international oil prices (WTI) and the 57.1% decline in Gulf Coast jet fuel prices; and (ii) the replacement of 767-300s with 737NGs. This effect was partially offset by the 25.8% devaluation of the Real against the U.S. Dollar in the same period and the planned reduction in aircraft utilization.

In comparison with the 1Q09, there was a smaller reduction of 3.6%, given that the pass-through of jet fuel prices did not completely reflect the 38.2% period increase in the average WTI price (the full pass-through occurred as of July). In per-ASK terms, this item fell by 35.1% over 2Q08, due to the 51.8% decrease in the average WTI price, and by 4.5% over 1Q09, reflecting improved operational efficiency in 2Q09.

Salaries, wages and benefits rose by 12.3%, from R$246.5mm in 2Q08 to R$276.7mm in 2Q09, due to the following factors: (i) provisions for profit sharing of R$35mm, based on first-half net income and the tendency for 2009 as a whole; (ii) the 8% pay rise approved in December 2008; and (iii) the 3.8% expansion of the workforce due to the internalization of the call center in order to improve customer service quality and increase telesales.

These factors were partially offset by a change in the employee profile, which optimized workforce productivity thanks to the consolidation of GOL and VRG.

For the same reasons, salaries, wages and benefits increased by 12.3% over 1Q09. In per ASK terms, these expenses rose by 24.4% over 2Q08, due to the reduction in aircraft utilization, and by 11.3% over 1Q09 for the same reasons mentioned above.

Aircraft leasing costs totaled R$136.4mm, 4.3% and 37.3% down, respectively, on 2Q08 and 1Q09, due to: (i) the impact of the reduction in interest rates on floating-rate leasing contracts; (ii) negotiation with lessors redistributing contractual amounts; (iii) return of one B767-300, replaced by a B737-800, with a lower leasing value in absolute terms. These factors were partially offset by the 25.8% upturn in the average exchange rate and the increase in the average fleet.

In comparison with 1Q09, operational leasing fell 37.3% due to the above-mentioned renegotiations, triggered by the 10.3% period reduction in the average exchange rate. In per-ASK terms, the above effects were reversed, resulting in a 6.1% increase over 2Q08 and a 37.8% reduction over 1Q09.

In comparison with 1Q09, operational leasing fell 37.3% due to the above-mentioned renegotiations, triggered by the 10.3% period reduction in the average exchange rate. In per-ASK terms, the above effects were reversed, resulting in a 6.1% increase over 2Q08 and a 37.8% reduction over 1Q09.

Aircraft insurance costs fell by 5.8%, from R$13.8mm in 2Q08 to R$13.0mm in 2Q09 due to contract renegotiations and the reduction in the average age of the fleet. In comparison with 1Q09, the reduction came to 28.3%, due to a seasonal effect, given that fleet insurance renewal is paid in the first four months of each year. Each additional aircraft received by the Company is insured by compounding the difference in value between policies (in case of replacement). In per-ASK terms, there was a 4.3% upturn over 2Q08, due to the reduction in the average aircraft utilization rate, and a 29.0% decline over 1Q09 due to the same factors mentioned above.

Sales and marketing expenses decreased by 29.3%, from R$122.4mm in 2Q08 to R$86.6mm in 2Q09, reflecting gains in operational synergies from the companies integrated as of 4Q08, which led to a reduction in marketing expenses and the effective integration of reservation systems in 1Q09. The integration provided customers with a faster, more efficient ticket purchase process and reduced sales expenses. In relation to 1Q09, there was a 5.5% increase in marketing expenses. In per-ASK terms, these expenses fell 21.6% over 2Q08 and climbed by 4.5% over 1Q09.

Landing fees totaled R$79.8mm in 2Q09, 15.3% lower than the R$94.1mm recorded in 2Q08, reflecting the network repositioning, which led to more landings in national airports, and 1.1% less than in 1Q09. In per-ASK terms, these fees fell 6.1% year-over-year and 2.0% quarter-over-quarter.

Aircraft and traffic servicing expenses totaled R$91.3mm, 16.6% less than in 2Q08, chiefly due to: (i) a reduction in handling services following the elimination of intercontinental flights and the end of operations with 767-300 aircraft, which typically incurred higher handling and catering costs; and (ii) the decline in third-party services related to VRG’s operations, which are now handled by integrated systems and/or GOL’s personnel (e.g. the call center). When compared to 1Q09, these expenses moved up by 5.7%, due to higher handling costs caused by the increased number of arrivals and departures. In per-ASK terms, these costs fell by 7.5% over 2Q08 and increased by 4.5% over 1Q09.

Maintenance, materials and repairs totaled R$75.8mm, versus R$139.9mm in 2Q08, due to reduced maintenance and the renovation and unification of the fleet, with the replacement of 737-300s and 767-300s by 737-800s and 737-700s. In relation to 1Q09, there was also a reduction in maintenance by 38.7% due to non-recurring expenses in the first quarter, when the Company carried out programmed maintenance of 23 motors and maintenance of six 737-300s aircrafts returned. In per-ASK terms, these expenses fell by 40.0% and 39.2% over 2Q08 and 1Q09 respectively.

Depreciation expenses fell by 15.3%, from R$38.3mm in 2Q08 to R$32.5mm in 2Q09, due to the change in the average working life of the aircraft from 20 to 25 years in the 2Q09 financial statements in order to bring them into line with international standards. This accounting change was also the main reason for the 11.5% reduction over 1Q09. In per-ASK terms, depreciation fell 6.2% year-over-year and 12.3% quarter-over-quarter.

Other operating expenses (mainly comprising accommodation, crew travel and accommodation, direct passenger expenses, equipment leasing and general and administrative expenses) totaled R$82.2mm in 2Q09, 31.1% down on 2Q08, mainly due to lower expenses from ground transportation, accommodation and flight interruptions due to the unification of the operating subsidiary. In relation to 1Q09, these expenses climbed by 10.6% due to higher travel and accommodation expenses, reflecting the increased number of departures and the upturn in the operational fleet.

Operating Results*

Even though the second quarter is always less favorable for the industry, GOL met its target of generating operating cash flow, recording an operating margin of 6.5% . This result was chiefly due to its success in reducing costs and capturing operational synergies, in addition to improved revenue management, the inclusion of new flexible passenger fare options and the gradual revitalization of the SMILES loyalty program.

As a result, EBITDAR totaled R$258.8mm, giving an EBITDAR margin of 18.6%, versus a negative margin of 7.8% in 2Q08. The 2Q09 RASK – CASK spread was 0.93 cents (R$), 3.70 cents (R$) higher than the same period last year.

Operating Results (R$MM)	2Q09	2Q08	Chg.%	1Q09	Chg.%
EBIT	89.9	(295.3)	nm	105.1	-14.4%
Margin	6.5%	-20.2%	+26.6 pp	6.9%	-0.5 pp
per ASK	0.93	(2.77)	nm	1.10	-15.2%

EBITDA	122.4	(256.9)	nm	141.8	-13.7%
Margin	8.8%	-17.5%	+26.3 pp	9.3%	-0.6 pp
per ASK	1.27	(2.41)	nm	1.48	-14.4%

EBITDAR	258.8	(114.4)	nm	359.3	-28.0%
Margin	18.6%	-7.8%	+26.4 pp	23.7%	-5.1 pp
per ASK	2.69	(1.07)	nm	3.76	-28.6%

Hedge Results

The Company records derivative financial instruments in accordance with IAS 39 \ Financial Instruments: Recognition and Measurement.

2Q09 Hedge Results (R$MM)	WTI	Foreign Exchange	Interest Rate	Total
Effective	-	-	(0.7)	(0.7)
Ineffective	(35.0)	14.2	-	(20.8)
Not designated to hedge	-	-	8.2	8.2
Total	(35.0)	14.2	7.5	(13.3)
OCI (gross value)	(23.0)	5.4	-	(17.6)

* OCI is different from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities, derivatives, foreign exchange hedges and net foreign investments.

On June 30, 2009, the Company recognized a net loss from hedge operations of R$13.3mm (for more details see the Financial Result section), with negative cash flow effect of R$4.4mm, as follows:

               __________________________________________________

* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

Fuel: loss of R$ 35.0mm, comprising a loss of R$52.6mm from hedges maturing in 2Q09 and a gain of R$1.6mm related to contracts maturing in the future but which were booked in this quarter since they were considered ineffective for hedge purposes.

Foreign exchange: gain of R$14.2mm, comprising R$R$15.8mm in gains from hedges maturing in 2Q09 and R$1.6mm loss in the future results.

Interest: loss of R$0.7mm from hedges maturing in 2Q09, considered effective hedge operations and a gain of R$8.2mm related to hedge operations, which are not included to hedge accounting.

Hedge Operations - Mark to Market Value	3Q09	4Q09	Total
Fuel
Notional Volume in Barrels ('000)	1,023	530	1,553
Notional Volume in Litters ('000)	162,637	84,259	246,896
Price per Barrel (US$)*	81.90	53.05	72.05
Mark-to-Market Value (R$ MM)**	163.5	54.9	218.4

Foreign Exchange
Notional Value in US$MM	95	-	95
Average Future Rates	2.0498	-	2.0498
Total in R$ MM	194.7	-	194.7

* Weighted average between collar strikes and call spreads.
** On 06/30/09, the exchange rate was R$ 1.9516/ US$1.00

At the close of the quarter, the Company retained derivative transactions to hedge approximately 32% and 16% of its jet fuel consumption for the third and fourth quarters of 2009, respectively.

In 2Q09, the Company acquired options to hedge its foreign-currency cash flow in 3Q09 with an average strike of R$2.0498 and a notional value of R$194.7mm.

GOL adopts a hedging policy in order to protect the Company against market price fluctuation of fuel, foreign exchange and interest that can harm its operating strength. In order to fulfill this task, the Company holds a risk policy committee, which is comprised by members of the board, a external consultant, and senior management. The committee meets in a quarterly basis and sets goals for 12 months targets in a rolling basis. Based on such targets, the Company`s management builds its hedge positions. The committee can meet extraordinarily if any of its members calls for a meeting.

Net Financial Result

The net financial result for the quarter was revenue of R$369.9mm, versus revenue of R$135.3mm in 2Q08 and an expense of R$12.9mm in 1Q09.

Financial Result (R$MM)	2Q09	2Q08	Chg. %	1Q09	Chg. %
Interest Expenses	(57.7)	(52.5)	10.0%	(80.0)	-27.9%
Financial Leases	(21.3)	(11.2)	90.2%	(26.3)	-19.0%
Interest Expense	(36.4)	(41.3)	-11.8%	(53.7)	-32.2%
Capitalized Interest	1.1	5.5	-79.6%	1.4	-20.6%
Exchange Variation	448.4	179.5	149.8%	86.1	420.8%
Interest and investment income	3.9	13.2	-70.2%	8.8	-55.2%
Hedge Results	(13.3)	(4.2)	215.0%	(29.7)	-55.2%
Other	(12.5)	(6.2)	101.9%	0.5	nm
Net Financial Results	369.9	135.3	173.4%	(12.9)	nm

Interest expenses increased by 10.0% over 2Q08, primarily due to higher financial leasing payments, in turn caused by the increase in the number of aircraft in this category from 18 to 26.

The quarterly exchange variation on assets and liabilities generated a gain of R$448.4mm, 149.8% up on the 2Q08, due to the impact of the 15.7% assets (maitenance and leasing deposits) and liabilities (indebtedness) on the Company’s foreign-currency debt.

Financial revenue fell 70.2% year-over-year due to the period reduction in cash and interest rates. In comparison with 1Q09, financial revenue decreased by 55.2%, chiefly due to the decline in interest rates.

Income Tax

Income Tax (R$MM)	2Q09	2Q08	Chg. %	1Q09	Chg. %
Current income tax	(0.3)	-	nm	(2.8)	-89.3%
Deferred income tax	(136.7)	(6.6)	nm	(28.0)	387.7%
Income Tax	(137.0)	(6.6)	nm	(30.8)	344.9%

Net Income

GOL returns to profitability in the first half of 2009, thanks to the operating result, fueled by the net financial result from the impact of the appreciation of the Real on the Company’s assets and liabilities

GOL posted a 2Q09 net income of R$353.7mm, with a net margin of 25.4%, versus a net loss of R$166.5mm in 2Q08 and net income of R$61.4mm in 1Q09.

Thanks to the capital increase by the shareholders announced on March 20, 2009, the weighted average number of shares in the quarter totaled 221,986,179, versus 201,210,359 in 2Q08, giving earnings per share of R$1.59 (US$0.77) .

Liquidity and Indebtedness

On June 30, 2009, the Company’s total liquidity came to R$3,013.6mm, 245.8% higher than short-term debt of R$871.4 mm (R$21.8 mm in accrued interest, R$236.5mm in financial debt, and R$613.2 mm in aircraft financing).

Total Liquidity (R$MM)	2Q09	1Q09	Chg. %	4Q08	Chg. %
Reais	1,147.6	721.2	59.1%	936.5	22.5%
Cash and Cash Equivalents	613.7	394.6	55.5%	591.6	3.7%
Short Term Receivables	533.9	326.6	63.5%	344.9	54.8%
Foreign Currency	1,865.9	1,725.1	8.2%	1,702.5	9.6%
Aircraft Acquisition	953.5	957.9	-0.5%	957.2	-0.4%
Prepayment
Deposits	912.4	767.2	18.9	745.3	22.4%

Total Liquidity	3,013.6	2,446.4	23.2%	2,639.1	14.2%

Cash and cash equivalents closed the quarter at R$613.7mm (cash balance of R$183.7mm, plus R$416.8mm in immediate liquidity assets and R$13.2mm in restricted cash), 3.7% up on the end of 2008 and 55.5% more than the close of 1Q09.

The main factors behind the improved liquidity were: (i) positive operating cash flow for the fourth consecutive quarter; (ii) the conclusion of a R$ 203.5mm capital increase announced in March 2009 (R$103.5mm capitalized on the 1Q09) through the issue of subscription rights to the Company’s shareholders, which was virtually 100% subscribed by the controlling shareholders; (iii) a R$400mm debenture issue, partially guaranteed by receivables of R$250mm, at 126.5% of the CDI rate, with monthly amortizations as of the seventh month of the contract until final maturity in May 2011; (iv) the signing of a partnership agreement on June 29 2009 with Bradesco and Banco do Brasil involving the creation of a co-branded SMILES credit card, for which the Company will receive R$255mm (R$104mm received in June) for the advanced sale of miles to the two institutions, rental of access to the SMILES database, a share of card revenue and other factors.

Maitenance and leasing deposits are related to contractual obligations with lessors and are booked under the long term and short term assets. These deposits guarantees the Company’s obligations regarding maintenance of a portion of its leased fleet as well as financial and operational lease payments.

During the 2Q09, these deposits totaled R$912.4 million, 18,2% higher than 1Q09 and 22.4% above 2Q08, mainly due to the substitution of R$230 million in letter of credits by cash. Such letters of credit where deposited as guarantee and came due during the first half of the year, when the global financial crisis struck most of the credit markets worldwide and reflected in a lack of credit lines amongst the major banks worldwide.

Short-term receivables include flight sales via credit card, receivables from the VOEFACIL installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 2Q09, these receivables totaled R$533.9mm, 54.8% up on the R$344.9mm recorded at the close of 4Q08, due to the reduced volume of discounted receivables, in turn caused by the substantial inflow of additional funds during the first six months of the year.

Pre-delivery aircraft payments totaled R$953.5mm in 2Q09. These amounts were recorded as fixed assets in the balance sheet and are related to the acquisition of new aircraft. All aircraft scheduled for delivery in 2009 and 2010 have already secured long-term financing with banks through lease-back operations or long-term loans backed by Ex-Im Bank.

However, the above-mentioned factors were partially offset by: (i) the non-recurring payment of R$88mm in maintenance services in the first quarter; (ii) the strategic decision to pre-settle hedge operations maturing in 2009 in the first quarter, which generated a cash loss of R$127mm; and (iii) the redemption of around R$250mm in letters of credit during the 2Q09 that guaranteed aircraft maintenance deposits maturing in the second quarter, due to the restricted liquidity generated by the global financial crisis.

As part of its plan to continue strengthening its cash position, during the year GOL will receive: (i) R$98mm relative to the remaining installment of the advanced sale of SMILES miles; (ii) operating cash flow from a reduction in fleet costs and in the cost of managing such assets as GOLLOG and SMILES; and (iii) the sale of SMILES miles to other financial institutions.

Loans and Financing (R$ MM)	2Q09	1Q09	Chg. %	4Q08	Chg. %
Financial Loans	978.2	676.8	44.5%	695.1	40.8%
Aircraft Financing	1,850.4	2,210.3	-16.3%	2,271.3	-18.5%

Subtotal	2,828.6	2,887.1	-2.0%	2,966.4	-4.7%
Interest	21.8	32.6	-33.2%	25.6	-14.8%

Subtotal	2,850.2	2,919.7	-2.4%	2,992.0	-4.7%
Perpetual Bonus	346.8	411.0	-15.6%	414.5	-16.3%
Total Loans and Financing	3,197.2	3,330.7	-4.0%	3,406.0	-6.1%

On June 30, 2009, total loans and financings came to R$3,197.2 mm. Long-term debt had an average term of 5.5 years and an average rate of 11.7% for local-currency debt and 6.2% for dollar-denominated debt. Excluding the perpetual bonds, which have no maturity date, debt fell to R$2,828.6mm, with the positive impact of the exchange variation generating a 15.7% (or approximately R$500mm) reduction in 2Q09, offset by the R$400mm debenture issue.

Aircraft Financing (R$ MM)	2Q09	1Q09	Chg. %	4Q08	Chg. %
Short Term (Foreign Currency)	613.2	834.0	-26.5%	855.7	-28.3%
PDP Facility	489.7	677.5	-27.7%	697.7	-29.8%
Financial Leasings	123.4	156.5	-21.1%	157.9	-21.9%
Long Term Debt (Foreign Currency)	1,237.2	1,376.4	-10.1%	1,415.7	-12.6%
Financial Leasings	1,237.2	1,376.4	-10.1%	1,415.7	-12.6%
Total Aircraft Financing	1,850.4	2,210.3	-16.3%	2,271.3	-18.5%

Also on June 30, 2009, aircraft financing totaled R$1,850.4 mm, comprising a credit line for the prepayment of aircraft acquisitions (PDP Facility) amounting to R$489.7mm, all of which is already refinanced through a combination of lease-back operations and long-term bank loans with financial institutions, backed by the U.S. Ex-Im Bank. Financial leasing operations, which totaled R$1,360.6mm, are financial expenses paid monthly to the aircraft lessors with the Company’s own operating cash flow.

Financial Debt						After
Schedule (R$ MM	2009	2010	2011	2012	2013	2013	Total
Working Capital	50.0	-	-	-	-	-	50.0
BDMG	2.8	1.5	3.2	3.2	3.2	0.3	14.2
BNDES	14.2	7.1	14.2	8.3	-	-	43.8
Debentures	153.3	131.1	109.3	-	-	-	393.7
. IFC	16.3	9.5	15.8	15.8	15.8	-	73.2
Senior Notes	-	-	-	-	-	403.4	403.4
Total	236.5	149.2	142.5	27.3	19.0	403.7	978.2

Financial Ratios	2Q09	1Q09	Chg. %	4Q08	Chg. %
Loans and Financing (a)*	3,175.4	3,298.1	-3.7%	3,380.9	-6.1%
Loans and Financing - Ex-Perpetual (b)*	2,828.6	2,887.1	-2.0%	2,966.4	-4.6%
Loans and Financing - Ex-Perpetual (c)*	978.2	676.8	44.5%	695.1	40.7%
Aircraft Financing (d)	1,850.4	2,210.3	-16.3%	2,271.3	-18.5%

Cash (e)	613.7	394.6	55.5%	591.6	3.7%
Short-term receivables (f)	533.9	326.6	63.5%	344.9	54.8%
PDP Facility (g)	953.5	957.9	-0.5%	957.2	-0.4%
Deposits	912.4	767.2	18.9%	745.3	22.4%
Total Liquidty (h)	3,013.6	2,446.4	23.2%	2,639.1	14.2%
Net Debt (b) - (e)	2,214.9	2,492.5	-11.1%	2,374.8	-6.7%

Net Loans and Financing Ex-Perpetual
(c) - (d) - (f)	364.5	282.2	29.2%	103.5	252.2%
% of foreign currency debt	84%	97%	-12.8%	97%	-12.8%
% short-term debt	27%	28%	-3.6%	28%	-4.0%
Net Debt (a) - (e) EBITDAR (LTM)	2.2x	3.7x	-40.0%	4.1x	-46.4%
Total Assets / Shareholders` Equity	4.5x	5.7x	-21.0%	6.8x	-33.4%

* Excluding interests

Maturing and Interest	Maturing	Contracted	Effective	Currency
Working Capital	aug/09	111.5 % CDI	11.41%	Real
BNDES	jul/12	TJLP +2.65%	8.90%	Real
BDMG	jan/14	IPCA +6%	11.33%	Real
Debentures	may/11	126.5% CDI	12.02%	Real
PDP Facility	feb/09	Libor + 0.5%	1.02%	Dollar
IFC Loans	jul/13	Libor +1.875%	3.34%	Dollar
Senior Notes	apr/17	7.5%	7.50%	Dollar
Perpetual Bonds	-	8.75%	8.75%	Dollar

Fleet and Fleet Plan

The Company is continuing with its plan to replace its Boeing 737-300 and 767-300 aircraft with 737-800NGs and 737-700NGs for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel-efficient and will reduce the fleet’s average age.

Operating Fleet	Seats*	2Q09	2Q08	Chg. #	1Q09	Chg. #
B737-300	141	9	20	(11)	8	1
B737-700 NG	144	42	32	10	41	1
B737-800 NG	177	22	19	3	23	(1)
B737-800 NG SFP	187	37	27	10	35	2
B767-300 ER	218	-	8	(8)	-	-
Sub Total*	18,130	110	106	4	107	3

Non-Operating Fleet	Seats*	2Q09	2Q08	Chg. #	1Q09	Chg. #
B737-300	141	6	4	2	7	(1)
B737-800 NG	177	2	-	2	-	-
B767-300 ER	218	6	2	4	6	-
Sub Total*	2,508	14	6	8	13	(1)
Total	20,638	124	112	12	120	2

* Total seats in 2Q09

In 2Q09, GOL took delivery of one Boeing 737-700NG and three 737-800NGs (two of which SFP), and reinserted one 737-300 into its operating fleet for use in the smaller markets and to meet demand in the peak winter seasion in July. During the quarter one Boeing 767-300 was returned in exchange to one Boeing 737-800. In addition 2 Boeing 737-800 were sub-leased and expected to return to GOL’s fleet in October 2009. The Company closed the quarter with 110 operational aircraft, with an average age of 6.8 years.

Operating Fleet Plan	2009	2010	2011	2012	2013	2014
B737-700 NG	42	40	40	40	40	40
B737-800 NG*	66	71	75	79	81	85
Total	108	111	115	119	121	125

* includes SFP (short field performance) aircraft

At the end of the quarter, GOL also had six 767 aircraft remaining from Varig’s intercontinental network which were out of commission due to their incompatibility with its business plan and whose return is currently being negotiated. The Company leases its entire fleet through a combination of financial and operational leases. At the end of 2Q09, it had a total of 124 aircraft, 98 of which under operational leases and 26 under financing leases.

Aircraft Payments Forecast (R$ MM)	2010	2011	2012	2013	After
until june of each year					2013
Pre Delivery Deposits	190.9	140.3	369.4	520.2	558.0
Aircraft payment Commitments*	1,859.0	1,282.0	653.3	1,678.9	7,968.6
Total	2,049.9	1,422.3	1,022.7	2,199.1	8,526.6

* List prices

Guidance

GOL reviews its operating and financial projections on a quarterly basis in order to give the market a more accurate view of its expectations for the coming periods.

This quarter, the Company is revising its dollar and WTI estimates to reflect the current variation in the price of these assets on the financial market and their respective impact on estimated operating costs.

It is also reducing its operating capacity estimates in order to better reflect its revenue and fleet management strategy.

Operating Fleet Guidance	2009E	2009E
	Previous	Revised
Domestic Market Growth (% RPKs)	2 / 4	2 / 4
Passagers Transported (million)	28	28
ASKs. System (billion)	40.5	40.0
Domestic	35.0	35.0
International	5.5	5.0
Fleet (end of period)	108	108
RPK, System (billion)	24.5	24.5
Departures (000)	290	290
CASK ex-fuel (R$ cents)	9.97	9.3
Fuel litters consumed (billion)	1.30	1.30
Fuel Price (R$/ litter)	1.50	1.60
Average WTI (US$ / barrel)	50	63
Average Exchange Rate (R$/ US$)	2.29	2.09

Ownership Breakdown

Shareholders	Common	%	Preferred	%	Total	%
Fundo ASAS	114,197,138	100.0%	59,795,617	52.4%	173,992,755	76.2%
Board and
Directors	20	-	2,064,587	1.8%	2,064,607	0.9%
Treasury stocks	-	-	1,574,200	1.4%	1,574,200	0.7%
Free Float	-	-	50,762,751	44.5%	50,762,751	22.2%
Total	114,197,158	100.0%	114,197,155	100.0%	228,394,313	100.00%

Glossary of Industry Terms

Aircraft Leasing: represents the payments effected to comply with the obligations in operational leasing contracts in regard to maintenance expenses, booked in line with the number of hours flown.

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBIT: earnings before interest and taxes.

EBITDA: earnings before interest, taxes, depreciation and amortization.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

IFRS (International Financial Reporting Standard): international accounting standards adopted by the European Union countries as of December 31, 2005, and which will become mandatory for Brazilian companies as of 2010.

Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than two hours’ duration).

OCI (Other Comprehensive Income): OCI is different from net income and generally comprises unrealized gains or losses from a variety of sources, including unrealized pension costs and gains or losses from securities, derivatives, foreign exchange hedges and net foreign investments.

Net Revenue: total operating revenue less taxes and deductions.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer: represents revenue per passenger divided by available seat kilometers.

Payload: refers to the actual item being transported. It is accompanied by a docket identifying the sender and the recipient, which is discarded on arrival.

Revenue passengers: refers to the total number of paying passengers flown on all of the company’s flights.

RPK (revenue passenger kilometers): represents the numbers of kilometers flown by revenue passengers.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircrsaft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer.

Balance Sheet (R$ `000) IFRS Unaudited	2Q09	1Q09	4Q08

Assets	7,684,703	6,951,836	7,258,578

Current Assets	1,761,584	1,349,838	1,661,921
Cash and cash equivalents	183,744	166,122	169,330
Financial assets	416,783	214,906	245,585
Restricted cash	13,199	13,576	176,697
Trade and other receivables	533,912	326,625	344,927
Inventories of parts and supplies	231,213	181,865	200,514
Recoverable income taxes	66,543	60,669	110,767
Deposits	194,503	226,723	237,914
Prepaid expenses	108,243	109,954	123,801
Other current assets	13,444	49,398	52,386
Non-Current Assets	4,308,378	4,194,177	4,209,076
Property and equipment, net	3,096,436	2,998,753	2,998,756
Intangible Assets	1,211,942	1,195,424	1,210,320
Other Non-Current Assets	1,614,741	1,407,821	1,387,581
Prepaid Expenses	68,260	70,604	58,793
Deposits	717,932	540,524	507,428
Recoverable and deferred income taxes	748,160	730,350	729,784
Restricted cash	6,988	6,859	6,589
Other non-current assets	73,401	59,484	84,987

Liabilities and Shareholders` Equity	7,684,703	6,951,836	7,258,578

Current Liabilities	2,299,715	2,185,085	2,582,579
Short-term borrowings	871,433	948,003	967,452
Accounts payable	319,811	231,977	283,719
Salaries, wages and benefits	211,085	153,632	146,805
Current income taxes payables	36,162	38,142	39,605
Sales tax and landing fees	74,159	72,459	97,210
Advance ticket sales	486,425	422,049	572,573
Provisions	79,323	109,005	165,287
Smiles deferred revenue	126,401	87,097	90,043
Other current liabilities	94,916	122,721	219,885
Non-Current Liabilities	3,681,546	3,544,515	3,604,391
Long-term debt	2,325,757	2,382,707	2,438,881
Smiles deferred revenue	315,545	254,034	262,626
Deferred income taxes	718,304	578,577	548,680
Provisions	109,713	125,435	157,310
Other non-current liabilities	212,227	203,762	196,894
Shareholder's Equity	1,703,442	1,222,236	1,071,608
Issued share capital	1,454,149	1,350,702	1,250,618
Capital reserves	89,556	89,556	89,556
Treasury shares	(41,180)	(41,180)	(41,180)
Retained earnings (losses)	200,917	(176,842)	(227,386)

Income Statement (R$ `000) IFRS Unaudited	2Q09	2Q08	% Chg.	1Q09	% Chg.	1H09	1H08	% Chg.	2008
Net operating revenues	1,394,040	1,464,862	-4.8%	1,517,036	-8.1%	2,911,076	3,069,289	-5.2%	6,406,193
Passenger	1,246,451	1,340,087	-7.0%	1,386,436	-10.1%	2,632,887	2,839,423	-7.3%	5,890,104
Cargo and Other	147,589	124,775	18.3%	130,600	13.0%	278,189	229,866	21.0%	516,089
Operating Costs and Expenses	(1,304,091)	(1,760,125)	-25.9%	(1,411,945)	-7.6%	(2,716,036)	(3,315,356)	-18.1%	(6,494,841)
Salaries, wages and benefits	(276,720)	(246,521)	12.3%	(246,430)	12.3%	(523,150)	(488,340)	7.1%	(983,783)
Aircraft fuel	(429,796)	(733,642)	-41.4%	(446,064)	-3.6%	(875,860)	(1,397,774)	-37.3%	(2,630,834)
Aircraft rent	(136,409)	(142,531)	-4.3%	(217,485)	-37.3%	(353,894)	(311,774)	13.5%	(645,089)
Aircraft insurance	(13,030)	(13,839)	-5.8%	(18,184)	-28.3%	(31,214)	(21,007)	48.6%	(42,813)
Sales and marketing	(86,571)	(122,378)	-29.3%	(82,077)	5.5%	(168,648)	(262,585)	-35.8%	(588,735)
Landing fees	(79,752)	(94,112)	-15.3%	(80,676)	-1.1%	(160,428)	(180,412)	-11.1%	(338,370)
Aircraft and traffic servicing	(91,347)	(109,482)	-16.6%	(86,383)	5.7%	(177,730)	(226,927)	-21.7%	(422,177)
Maintenance materials and repairs	(75,801)	(139,929)	-45.8%	(123,609)	-38.7%	(199,410)	(142,736)	39.7%	(388,030)
Depreciation	(32,465)	(38,349)	-15.3%	(36,697)	-11.5%	(69,162)	(65,615)	5.4%	(125,127)
Others	(82,200)	(119,342)	-31.1%	(74,340)	10.6%	(156,540)	(218,186)	-28.3%	(329,883)
Operating Result (EBIT)	89,949	(295,263)	nm	105,091	-14.4%	195,040	(246,067)	nm	(88,648)
EBIT Margin	6.5%	-20.2%	+26.6 pp	6.9%	-0.5 pp	6.7%	-8.0%	+14.7 pp	-1.4%
Other Income (expenses)	369,936	135,301	173.4%	(12,863)	nm	357,073	151,650	135.5%	(1,106,394)
Interest expenses	(57,694)	(52,461)	10.0%	(79,975)	-27.9%	(137,669)	(118,148)	16.5%	(269,278)
Capitalized Interest	1,111	5,451	-79.6%	1,413	-21.4%	2,524	14,244	-82.3%	27,179
Exchange variation gains (losses)	448,395	179,503	149.8%	86,077	420.9%	534,472	226,762	135.7%	(757,526)
Interest Revenues	62,016	21,850	183.8%	73,322	-15.4%	135,338	51,546	162.6%	78,349
Other expenses, net	(83,892)	(19,042)	340.6%	(93,700)	-10.5%	(177,592)	(22,754)	680.5%	(185,118)
Income (loss) before income taxes	459,885	(159,962)	nm	92,228	398.6%	552,113	(94,417)	nm	(1,195,042)
Income taxes (expense) benefit	(106,196)	(6,559)	1,519.1%	(30,794)	244.9%	(136,990)	(92,622)	47.9%	(44,305)
Net income (loss)	353,689	(166,521)	nm	61,434	475.7%	415,123	(187,039)	nm	(1,239,347)
Net Margin	25.4%	-11.4%	+36.7 pp	4.0%	+21.3 pp	14.3%	-6.1%	+20.4 pp	-19.3%
EBITDA	122,414	(256,914)	nm	141,788	-13.7%	264,202	(180,452)	nm	36,479
EBITDA Margin	8.8%	-17.5%	+26.3 pp	9.3%	-0.6 pp	9.1%	-5.9%	+15.0 pp	0.6%
EBITDAR	258,823	(114,383)	nm	359,273	-28.0%	618,096	131,322	370.7%	681,568
EBITDAR Margin	18.6%	-7.8%	+26.4 pp	23.7%	-5.1 pp	21.2%	4.3%	+17.0 pp	10.6%

Cash Flow (R$ '000) IFRS	2Q09	2Q08	Chg. %

Cash flows from operating activities:
Net profit (loss)	353,689	(166,521)	nm

Adjustments to reconcile net profit(loss)to net
cash provided by operating activities:
Depreciation and amortization	32,465	38,349	-15.3%
Share-based payments	1,052	1,052	0.0%
Net foreign exchange fluctuations	(448,395)	(179,503)	149.8%
Changes in fair value of derivative financial instruments	23,019	10,924	110.7%
Deferred income taxes	121,917	6,152	1881.7%
Other non-monetary items	(896)	(1,699)	-47.3%

Changes in operating assets and liabilities:
Provisions	(45,404)	29,305	nm
Trade and other receivables	(207,287)	14,391	nm
Changes in inventories	(49,348)	68,076	nm
Deposits	(163,642)	20,100	nm
Prepaid expenses	4,055	(7,101)	nm
Other assets	6,338	(10,897)	nm
Advance ticket sales	64,376	127,025	-49.3%
Smiles deferred revenues	100,815	(13,818)	nm
Accounts payable	87,834	(2,046)	nm
Sales tax and landing fees	1,700	19,586	-91.3%
Income taxes	(7,854)	(24,316)	-67.7%
Other liabilities	7,812	(90,561)	nm
Net cash provided by (used in) operating activities	(117,754)	(161,502)	-27.1%

Cash flows from investing activities
Investments in financial assets	(201,877)	172,649	nm
Net investments in restricted cash	248	(3,200)	nm
Purchase of property, plant and equipment	(86,757)	(79,216)	9.5%
Purchase of intangible assets	(3,291)	(3,512)	-6.4%

Net cash provided by (used in) investing activities	(291,677)	86,721	nm

Cash flows from financing activities
Net proceeds from / repayment of debt	379,295	6,550	5690.8%
Repayments of finance leases	(55,689)	(26,037)	113.9%
Addition of treasury shares	-	(20,316)	nm
Dividends paid	-	(35,974)	nm
Paid subscribed capital	103,447	-	nm

Net cash provided by (used in) financing activities	427,053	(75,777)	nm

Net increase (decrease) in cash and cash equivalents	17,622	(150,558)	nm

Cash and cash equivalents at beginning of the period	166,122	446,819	-62.8%
Cash and cash equivalents at end of the period	183,744	296,261	-38.0%

Supplemental disclosure of cash flow information:
Interest paid	(21,831)	(27,009)	-19.2%
Income tax paid	-	-	nm

Non-cash investing and financing activities :
Accrued capitalized interest	(3,534)	2,080	nm
Finance leases	109,344	106,386	2.8%

Loans (R$MM)	2Q09	1Q09	Chg. %	4Q08	Chg. %
Short Term	849.7	915.4	-7.2%	941.9	-9.8%

Reais	220.2	67.0	228.8%	66.8	229.7%
Working Capital	50.0	50.0	0.0%	50.0	0.0%
BNDES	14.2	14.2	0.0%	14.2	-0.1%
BDMG	2.8	2.8	0.0%	2.6	7.7%
Debentures	153.3	-	nm	-	nm
Foreign Currency	629.4	848.5	-25.8%	875.1	-28.1%
PDP Facility	489.7	677.5	-27.7%	697.7	-29.8%
IFC Loans	16.3	14.5	12.2%	19.5	-16.5%
Financial Leasing	123.4	156.5	-21.1%	157.9	-21.9%
Long Term	1,978.9	1,971.7	0.4%	2,024.5	-2.3%

Reais	281.4	45.1	524.0%	49.2	471.5%
BNDES	29.5	33.1	-10.7%	36.6	-19.4%
BDMG	11.4	12.0	-4.8%	12.6	-9.3%
Debentures	240.4	-	nm	-	nm
Foreign Currency	1,697.6	1,926.6	-11.9%	1,975.3	-14.1%
IFC Loans	56.9	72.4	-21.3%	77.9	-26.9%
Financial Leasing	1,237.2	1,376.4	-10.1%	1,415.7	-12.6%
Senior Notes	403.4	477.9	-15.6%	481.7	-16.3%
Gross Debt	2,828.6	2,887.1	-2.0%	2,966.4	-4.6%

Perpetual Bonds	346.8	411.0	-15.6%	414.5	-16.3%
Gross Debt Including Perpetual Bonds	3,175.4	3,298.1	-3.7%	3,380.9	-6.1%

* Some calculations may not match due to rounding.

CONTACT:

Investor Relations
Leonardo Pereira - CFO and IRO
Rodrigo Alves - Head of IR
Phone.: +55 (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter: @golinvest

Corporate Communication
Phone.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brasil)
Carolina Stefanini and Erica Arruda
Phone.: (55 11) 3061-9596
             (55 11) 2128-4420
carolina.stefanini@fsb.com.br
erica.arruda@fsb.com.br

Edelman (U.S and Europe):
M. Smith and N. Dean
Phone: + 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com	About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change withou t prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.